UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

3Q2025 Preliminary Operating Results of Shinhan Financial Group

On October 28, 2025, Shinhan Financial Group released its preliminary operating results for 3Q 2025.

The following tables reflect the key figures we announced through a fair disclosure.

The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		3Q 2025	2Q 2025	QoQ Change (%)	3Q 2024	YoY Change (%)
Revenue*	Specified Quarter	9,514,830	23,224,017	-59.03	11,622,046	-18.13
	Cumulative	48,854,886	-	-	49,716,172	-1.73
Operating Income	Specified Quarter	1,954,623	2,014,257	-2.96	1,869,897	4.53
	Cumulative	5,913,094	-	-	5,790,676	2.11
Income before Income Taxes	Specified Quarter	1,950,623	2,072,124	-5.86	1,765,368	10.49
	Cumulative	6,028,305	-	-	5,427,312	11.07
Net Income	Specified Quarter	1,452,190	1,577,234	-7.93	1,325,449	9.56
	Cumulative	4,546,470	-	-	4,124,264	10.24
Net Income Attributable to Controlling Interest	Specified Quarter	1,423,544	1,549,053	-8.10	1,297,068	9.75
	Cumulative	4,460,943	-	-	4,044,079	10.31

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Preliminary Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		3Q 2025	2Q 2025	QoQ Change (%)	3Q 2024	YoY Change (%)
Revenue*	Specified Quarter	4,649,798	15,495,332	-69.99	5,943,090	-21.76
	Cumulative	29,835,564	-	-	29,792,206	0.15
Operating Income	Specified Quarter	1,466,074	1,471,353	-0.36	1,400,564	4.68
	Cumulative	4,397,560	-	-	4,249,146	3.49
Income before Income Taxes	Specified Quarter	1,459,760	1,479,398	-1.33	1,365,776	6.88
	Cumulative	4,417,714	-	-	4,002,032	10.39
Net Income	Specified Quarter	1,089,405	1,138,961	-4.35	1,049,442	3.81
	Cumulative	3,356,650	-	-	3,103,237	8.17
Net Income Attributable to Controlling Interest	Specified Quarter	1,089,241	1,138,742	-4.35	1,049,317	3.80
	Cumulative	3,356,056	-	-	3,102,777	8.16

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		3Q 2025	2Q 2025	QoQ Change (%)	3Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,310,727	1,752,588	-25.21	1,253,537	4.56
	Cumulative	4,532,472	-	-	4,322,577	4.86
Operating Income	Specified Quarter	177,990	138,923	28.12	226,881	-21.55
	Cumulative	495,303	-	-	711,373	-30.37
Income before Income Taxes	Specified Quarter	176,994	139,946	26.47	228,240	-22.45
	Cumulative	497,478	-	-	717,537	-30.67
Net Income	Specified Quarter	134,123	112,387	19.34	174,289	-23.05
	Cumulative	383,389	-	-	555,085	-30.93
Net Income Attributable to Controlling Interest	Specified Quarter	133,764	110,937	20.58	173,399	-22.86
	Cumulative	380,403	-	-	552,732	-31.18

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		3Q 2025	2Q 2025	QoQ Change (%)	3Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,716,267	2,234,585	-23.20	1,420,921	20.79
	Cumulative	5,696,594	-	-	5,010,639	13.69
Operating Income	Specified Quarter	234,264	235,933	-0.71	208,862	12.16
	Cumulative	701,571	-	-	644,117	8.92
Income before Income Taxes	Specified Quarter	231,953	231,847	0.05	209,003	10.98
	Cumulative	687,311	-	-	639,732	7.44
Net Income	Specified Quarter	170,167	179,176	-5.03	154,200	10.35
	Cumulative	514,515	-	-	467,107	10.15
Net Income Attributable to Controlling Interest	Specified Quarter	170,167	179,176	-5.03	154,200	10.35
	Cumulative	514,515	-	-	467,107	10.15

* Represents the sum of ‘insurance revenues’ and ‘insurance finance income and investment income’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 28, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer